UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Sale of Common Shares of KT ICOM to KT Freetel

I. We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) has resolved to sell common shares of KT ICOM Corporation (“KT ICOM”) held by KT Corporation as follows:

1.	Purchaser: KT Freetel Corporation (“KT Freetel”), a 40.26%-owned subsidiary of KT Corporation.

2.	Details of sale:

•	Securities to be sold: 46,584,905 common shares of KT ICOM, a 46.58%-owned subsidiary of KT Corporation.

•	Sales amount: Won 849,103,063,435 (Won 18,227 per common share).

3.	Change in share ownership of KT ICOM by KT Corporation:

	Prior to Sale	After Sale

KT Corporation	46.58%	None

4.	Purpose of sale: to promote merger between KT Freetel and KT ICOM.

5.	Date of board resolution: November 14, 2002.

6.	Settlement: proceeds will be settled prior to the end of December, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2002

KT Corporation

By:	/s/ Joong - Soo Nam
Name: Title:	Joong - Soo Nam Executive Vice President and Chief Financial Officer